EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2013	2012
Income before income taxes	$65,232	$36,477
Fixed charges	14,838	14,411
Capitalized interest	(242)	(57)
Total earnings	$79,828	$50,831
Interest expense (including capitalized interest)	$5,597	$6,845
Amortized premiums and expenses	1,651	1,845
Estimated interest within rent expense	7,590	5,721
Total fixed charges	$14,838	$14,411
Ratio of earnings to fixed charges	5.38	3.53